Mail Stop 3561

December 13, 2007

Via Fax & U.S. Mail

Ms. Mary E. Higgins
Chief Financial Officer
Herbst Gaming, Inc.
3440 West Russell Road
Las Vegas, NV 89118

      Re: Herbst Gaming, Inc.
              Form 10-K for the year ended December 31, 2006
              Filed April 2, 2007
              File No. 333-71094

Dear Ms. Higgins:

We have reviewed your filing and have the following comments. Unless otherwise indicated, we think you should revise your future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Form 10-Q for the quarters ended June 30 and March 31, 2007

1. We note during the quarters ended June 30 and March 31, 2007, you acquired certain gaming assets of the Primadonna Company and the outstanding securities of the Sands Regent, respectively, for a cash purchase price of approximately $400 and $150 million, respectively. We also note that as a result of such acquisitions, you allocated the excess of cost over the fair value net assets acquired of $186 and $98 million to goodwill related to the Primm and Sand Regent acquisitions, respectively. Please tell us what consideration management gave to the existence of intangible assets meeting the recognition criteria in paragraph 39 of SFAS No. 141 and why it appears that you believe no amounts were required to be allocated to intangible assets other than to goodwill. We may have further comment upon receipt of your response.

2. Further, although you disclose that the allocation for the purchase price for the Primm and Sands Regent Acquisitions are subject to change based on a final valuation of the assets acquired and liabilities assumed, you are also required to disclose the reasons for why the purchase price allocation has not been finalized (e.g. pre-acquisition contingencies) and the timing of when the allocation is expected to be finalized or pre-acquisition contingencies will be resolved. In subsequent periods, the nature and amount of any material adjustments made to the initial allocation of the purchase price shall be disclosed. Refer to paragraph 51h of SFAS No. 141.

3. In addition, you are required to disclose in the period for which a material business combination is completed the primary reasons for the acquisition, including a description of the factors that contributed to a purchase price that results in recognition of goodwill in accordance with paragraph 51c of SFAS No. 141.

   Please revise your notes to the consolidated financial statements in future filings to comply with the disclosure requirements, accordingly.

Other

4. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

    In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

    ·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

    ·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

    ·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Effie Simpson at (202) 551-3346, or Jean Yu, at (202) 551-3305 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3813 with any other questions.

Sincerely,

Linda Cvrkel
Branch Chief